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Exhibit 99.1

UNDERWRITING AGREEMENT

January 31, 2008

Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, British Columbia V6C 2X8

Goldcorp Trading (Barbados) Ltd.
Suite 1A, Warrens West Centre
Warrens, St. Michael, Barbados BB28000

Silver Wheaton Corp.
666 Burrard Street, Suite 3150
Vancouver, British Columbia V6C 2X8

Dear Sirs:

        We understand that Goldcorp Trading (Barbados) Ltd. (the "Selling Shareholder"), a wholly-owned subsidiary of Goldcorp Inc. ("Goldcorp"), proposes to sell 108,000,000 common shares (the "Shares") in the capital of Silver Wheaton Corp. (the "Corporation"). Upon and subject to the terms and conditions contained herein, Macquarie Capital Markets Canada Ltd. ("Macquarie"), Genuity Capital Markets ("Genuity"), GMP Securities L.P., CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation and Merrill Lynch Canada Inc. (collectively, the "Underwriters" and, individually, an "Underwriter") hereby severally offer to purchase from the Selling Shareholder in the respective percentages set forth in Section 18 hereof and the Selling Shareholder hereby agrees to sell to the Underwriters, all but not less than all of the Shares, on a "bought deal" basis, at the purchase price of $14.50 per Share (the "Offering Price"), for an aggregate purchase price of $1,566,000,000.

        The Underwriters understand that the Corporation, concurrently with the execution of this Agreement, has filed a preliminary short form prospectus dated January 31, 2008 (the "Canadian Preliminary Prospectus"), will obtain a preliminary receipt therefore by no later than 5:00p.m. (Pacific time) on February 1, 2008 and will prepare and file within the time limits, but in any case not later than February 8, 2008 and on the terms set out below, a (final) short form prospectus in both the English and French languages (the "Canadian Final Prospectus") and all related documents, including all documents incorporated by reference therein, with the securities regulatory authority in each of the provinces of Canada (the "Securities Commissions", and the provinces, the "Qualifying Jurisdictions") in order to qualify for distribution to the public the Shares in each of the provinces of Canada.

        In addition, the Underwriters understand that the Corporation will file with the United States Securities and Exchange Commission (the "SEC") a registration statement on Form F-10 covering the registration of the Shares under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), including the Canadian Preliminary Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the "Initial U.S. Registration Statement"), and that the Corporation will prepare and file with the SEC an amendment to the Initial U.S. Registration Statement, including the Canadian Final Prospectus (with deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the "Amended U.S. Registration Statement").

        The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the "Form F-X") in conjunction with the filing of the Initial U.S. Registration Statement.

        The Corporation, Goldcorp, the Selling Shareholder and the Underwriters agree that any sales or purchases of Shares in the United States will be conducted through one or more duly registered affiliates of the Underwriters in compliance with applicable federal and state securities laws of the United States.

        In consideration of the agreement of the Underwriters to purchase the Shares and to offer them to the public pursuant to the Offering Documents (as hereinafter defined), Goldcorp and the Selling Shareholder agree to pay to the Underwriters, at the Time of Closing (as hereinafter defined), an aggregate fee of $54,000,000, being a fee equal to 3.45% of the aggregate purchase price for the Shares or $0.50 per Share (the "Commission").

        The Underwriters may offer the Shares at a price less than the Offering Price in compliance with Applicable Securities Laws and, specifically, the requirements of National Instrument 44-101 — Short Form Prospectus Distributions and the disclosure concerning the same contained in the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Initial U.S. Registration Statement and the Amended U.S. Registration Statement.

Section 1    Terms and Conditions

        The following are additional terms and conditions of this Agreement between the Corporation, Goldcorp, the Selling Shareholder and the Underwriters:

(1)
Definitions

        Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

  "affiliate", "distribution" and "person" have the respective meanings given to them in the Securities Act (Ontario);

  "Agreement" means the agreement resulting from the acceptance by the Selling Shareholder, Goldcorp and the Corporation of the offer made by the Underwriters by this letter;

  "Applicable Securities Laws" means the Canadian Securities Laws, the U.S. Securities Laws and the applicable securities laws of other jurisdictions in which the Shares are sold on a private placement basis;

  "Applicable Time" means the date and time immediately prior to the date and time the Amended U.S. Registration Statement is declared effective;

  "business day" means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario;

  "Canadian Final Prospectus" has the meaning ascribed in the second paragraph of this Underwriting Agreement, such prospectus to be dated on or before February 8, 2008;

  "Canadian Preliminary Prospectus" has the meaning ascribed in the second paragraph of this Underwriting Agreement, such preliminary short form prospectus dated the date hereof;

  "Canadian Prospectus" means, collectively, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, in each case including all of the Documents Incorporated by Reference;

  "Canadian Securities Laws" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions;

  "CDS" means the Canadian Depository for Securities Limited;

  "Closing" means the completion of the sale by the Selling Shareholder of the Shares and the purchase by the Underwriters of the Shares pursuant to this Agreement;

  "Closing Date" means February 14, 2008 or such earlier or later date as may be agreed to in writing by the Corporation, the Selling Shareholder and the Underwriters, each acting reasonably;

  "Common Shares" means the common shares in the capital of the Corporation;

  "Disclosure Package" means (i) the U.S. Preliminary Prospectus, (ii) any Issuer Free Writing Prospectus issued at or prior to the Applicable Time, including any identified in Schedule A hereto, and (iii) any other Permitted Free Writing Prospectus issued at or prior to the Applicable Time;

  "Documents Incorporated by Reference" means all financial statements, management information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Canadian Prospectus or the U.S. Prospectus;

  "Exchange" means, individually, the TSX and the NYSE;

  "Financial Information" has the meaning given to it in Section 5(1)(d);

  "Financial Statements" means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors' report on such statements, where applicable;

  "Free Writing Prospectus" means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

  "Goldcorp Information" means any information relating to Goldcorp and/or the Selling Shareholder and provided by Goldcorp or the Selling Shareholder for inclusion in the Offering Documents including information relating to properties and operations of Goldcorp included or incorporated by reference in the Offering Documents;

  "Governmental Authority" means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

  "Issuer Free Writing Prospectus" means an "issuer free writing prospectus" as defined in Rule 433 under the U.S. Securities Act relating to the Shares that (i) is required to be filed with the SEC by the Corporation, (ii) is a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) because it contains a description of the Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation's records pursuant to Rule 433(g);

  "Material Adverse Effect" means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, affairs, assets (including intangible assets), capitalization, financial condition, prospects or results of operations of the Corporation and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business of the Corporation or the Subsidiaries;

  "material change" means a material change for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in the business, affairs, operations, assets, financial condition or capital of the Corporation on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of the Common Shares, and includes a decision to implement such a change made by the directors of the Corporation;

  "material fact" means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of the Common Shares;

  "Mines Information" means information relating to properties and operations of Goldcorp included or incorporated by reference in the Offering Documents;

  "misrepresentation" means a misrepresentation for the purposes of the Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

  "MRRS Decision Document" means a decision document issued by the British Columbia Securities Commission pursuant to NP 43-201 and which evidences the receipt by the applicable Securities

  Commission of the Qualifying Jurisdictions for the Canadian Preliminary Prospectus or the Canadian Final Prospectus, as the case may be;

  "NI 44-101" means National Instrument 44-101 — Short Form Prospectus Distributions;

  "NP 43-201" means National Policy 43-201 — Mutual Reliance Review System for Prospectuses; among the securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada;

  "NYSE" means the New York Stock Exchange;

  "Offering" means the sale of the Shares pursuant to this Agreement;

  "Offering Documents" means the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Initial U.S. Registration Statement, the Amended U.S. Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, any Issuer Free Writing Prospectus and any Supplementary Material;

  "Offering Jurisdictions" means the United States and the Qualifying Jurisdictions;

  "Qualifying Jurisdictions" means, collectively, each of the provinces of Canada;

  "SEC" means the United States Securities and Exchange Commission;

  "Securities Commission" means the applicable securities commission or regulatory authority in each of the Offering Jurisdictions, as the case may be;

  "Selling Firm" has the meaning given to it in Section 4(1);

  "Subsequent Disclosure Documents" means any financial statements, management information circulars, annual information forms, material change reports or other documents filed by the Corporation after the date of this Agreement that are required to be incorporated by reference in the Canadian Prospectus or the U.S. Prospectus;

  "Subsidiaries" means, collectively, Silver Wheaton (Caymans) Ltd., a corporation governed by the laws of the Cayman Islands, Silver Wheaton (Barbados) Ltd., a corporation governed by the laws of Barbados, and Silver Wheaton Luxembourg s.a.r.l, a corporation governed by the laws of Luxembourg (each, a "Subsidiary");

  "subsidiary" means a subsidiary for purposes of the Business Corporations Act (Ontario);

  "Supplementary Material" means, collectively, any amendment to the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the Initial U.S. Registration Statement, the Amended U.S. Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Applicable Securities Laws relating to the distribution of the Shares;

  "Time of Closing" means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation, the Selling Shareholder and the Underwriters;

  "TSX" means the Toronto Stock Exchange;

  "Underwriter Information" means the following information and statements relating solely to the Underwriters and provided by the Underwriters for inclusion in the Offering Documents:

    (a)
    the marketing names of the Underwriters on the cover page of the U.S. Preliminary and U.S. Final Prospectus;

    (b)
    the first full paragraph of the text under the caption "Plan of Distribution" on page 8 of the U.S. Preliminary Prospectus concerning concessions and discounts; and

    (c)
    the sixth and seventh full paragraphs of the text under the caption "Plan of Distribution" on page 8 of the U.S. Preliminary Prospectus concerning price stabilization and short-positions.

  "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

  "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

  "U.S. Final Prospectus" means the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Amended U.S. Registration Statement at the time it became effective, including the documents incorporated by reference therein;

  "U.S. Preliminary Prospectus" means the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, included in the Initial U.S. Registration Statement;

  "U.S. Prospectus" means, collectively, the U.S. Preliminary Prospectus and the U.S. Final Prospectus, in each case including all of the Documents Incorporated by Reference;

  "U.S. Securities Act" means the United States Securities Act of 1933, as amended; and

  "U.S. Securities Laws" means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, and any applicable state securities laws.

    (a)
    Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

    (b)
    Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

    (c)
    All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

    (d)
    Any reference in this Agreement to $ or to "dollars" shall refer to the lawful currency of Canada, unless otherwise specified.

    (e)
    The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

      Schedule "A" — Issuer Free Writing Prospectuses

Section 2    Attributes of the Shares.

        The Shares to be sold by the Selling Shareholder hereunder shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents.

Section 3    Filing of Prospectus.

(1)
The Corporation shall:

(a)
not later than the close of business on the date hereof, have obtained a MRRS Decision Document from the British Columbia Securities Commission, as principal regulator under NP 43-201, evidencing that a receipt has been issued with respect to the Canadian Preliminary Prospectus from each of the Securities Commissions in the Qualifying Jurisdictions;

(b)
not later than the close of business on the date hereof, file the Initial U.S. Registration Statement with the SEC;

(c)
until the date on which the distribution of the Shares by the Underwriters is completed, promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Applicable Securities Laws to continue to qualify the distribution of the Shares by the Underwriters or, provided that the Closing has occurred on or before February 14, 2008, in the event that the Shares have, for any reason, ceased to so qualify, to so qualify again the Shares for distribution; and

(d)
forthwith after any comments with respect to the Canadian Preliminary Prospectus have been received from, and have been resolved with, the Securities Commissions in the Qualifying Jurisdictions, but not later than February 8, 2008 (or such later date as may be agreed to in writing by the Corporation, the Selling Shareholder and the Underwriters), have obtained a MRRS Decision Document from the British Columbia Securities Commission, as principal regulator, evidencing that a receipt has been issued with respect to the Canadian Final Prospectus from each of the Securities Commissions in the Qualifying Jurisdictions or otherwise fulfilled all legal requirements to enable the Shares to be offered and sold to the public in Canada through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters.

(2)
Prior to the filing of the Offering Documents and thereafter, during the period of distribution of the Shares, the Corporation and the Selling Shareholder shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, such documents and shall have allowed the Underwriters to conduct all due diligence investigations which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable them to execute the certificate required to be executed by them at the end of such documents.

Section 4    Distribution and Certain Obligations of Underwriters.

(1)
The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Shares (each, a "Selling Firm") to agree to, comply with the Canadian Securities Laws in connection with the distribution hereof in the Qualifying Jurisdictions (assuming the Corporation and the Selling Shareholder have complied with the same) and shall offer the Shares for sale to the public (or privately, as applicable) directly and through Selling Firms upon the terms and conditions set out in the Canadian Prospectus, the U.S. Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to offer for sale to the public and sell the Shares only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters shall: (i) use all reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Shares as soon as reasonably practicable; and (ii) promptly notify Goldcorp and the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Shares and provide a breakdown of the number of Shares distributed in each of the Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions.

(2)
The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Shares in a manner which complies with and observes all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Shares or distribute the Offering Documents in connection with the distribution of the Shares and will not, directly or indirectly, offer, sell or deliver any Shares or deliver the Offering Documents to any person in any jurisdiction other than in the Offering Jurisdictions except in a manner which will not require the Corporation or the Selling Shareholder to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable securities laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions.

(3)
For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Canadian Prospectus shall have been obtained from the applicable Securities Commission (including a MRRS Decision Document for the Canadian Final Prospectus issued under NP 43-201) following the filing of the Canadian Final Prospectus unless otherwise notified in writing.

(4)
Notwithstanding the foregoing provisions of this Section 4, an Underwriter will not be liable to the Corporation or the Selling Shareholder under this Section 4 with respect to a default under this Section 4 by another Underwriter or another Underwriter's duly registered broker-dealer affiliate in the United States, as the case may be, or by the Corporation or the Selling Shareholder.

Section 5    Deliveries on Filing and Related Matters.

(1)
The Corporation shall deliver to each of the Underwriters and Goldcorp:

(a)
at the Time of Closing, a copy of the Canadian Preliminary Prospectus and the Canadian Final Prospectus in the English language and a copy of the Canadian Final Prospectus in the French Language, each manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;

(b)
at the Time of Closing, a copy of any Issuer Free Writing Prospectus, Supplementary Material, or other document required to be filed with or delivered to, the Securities Commissions by the Corporation under Applicable Securities Laws in connection with the Offering, including any document incorporated by reference in the Canadian Final Prospectus (other than documents already filed publicly with a Securities Commission) and any documents included as exhibits in the U.S. Final Prospectus;

(c)
at the Time of Closing, a copy of the Initial U.S. Registration Statement and the Amended U.S. Registration Statement signed as required by the U.S. Securities Laws;

(d)
concurrently with the filing of the French language version of the Canadian Preliminary Prospectus and the Canadian Final Prospectus with the Canadian Securities Commissions, opinions of BCF LLP, dated the date of the Canadian Preliminary Prospectus and the date of the Canadian Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation, the Selling Shareholder, their respective counsel, and the directors and officers of the Corporation, to the effect that the French language version of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus, including all Documents Incorporated by Reference, except for the Financial Statements and certain other financial information, including management's discussion and analysis (collectively, the "Financial Information"), as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and accurate translation of the English language version thereof;

(e)
concurrently with the filing of the French language version of the Canadian Preliminary Prospectus and the Canadian Final Prospectus with the Canadian Securities Commissions, opinions of Deloitte & Touche LLP dated the date of the Canadian Preliminary Prospectus and the date of the Canadian Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation, the Selling Shareholder, their respective counsel, and the directors and officers of the Corporation, to the effect that the French language version of the Financial Information contained in the Canadian Preliminary Prospectus and the Canadian Final Prospectus conforms, in all material respects, to the English language version thereof;

(f)
at the Applicable Time, the Underwriters shall have received from Deloitte & Touche LLP a letter dated such date, in form and substance satisfactory to counsel for the Underwriters, acting reasonably,

    together with signed or reproduced copies of such letter for each of the Underwriters, containing statements and information of the type ordinarily included in accountants' "comfort letters" to U.S. and Canadian underwriters with respect to the financial statements and certain financial information contained in the Disclosure Package; and

  (g)
  concurrently with the filing of the Canadian Final Prospectus with the Canadian Securities Commissions, a "long-form" comfort letter of Deloitte & Touche LLP, dated the date of the Canadian Final Prospectus (with the requisite procedures to be completed by such auditor within two business days of the date of such letter), in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Selling Shareholder, and the directors and officers of the Corporation, with respect to certain financial and accounting information relating to the Corporation in the Canadian Final Prospectus, including all Documents Incorporated by Reference, which letter shall be in addition to the auditors' report incorporated by reference in the Canadian Final Prospectus.

(2)
Supplementary Material

        The Corporation shall also prepare and deliver promptly to the Underwriters and the Selling Shareholder signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material or the incorporation by reference in the Canadian Prospectus of any Subsequent Disclosure Document, the Corporation shall deliver to the Underwriters and the Selling Shareholder, with respect to such Supplementary Material or Subsequent Disclosure Document, opinions and comfort letters substantially similar to those referred to in Section 5(1)(d), Section 5(1)(e) and Section 5(1)(g), as applicable.

(3)
Representations of the Corporation as to Offering Documents

        The Corporation represents and warrants to the Underwriters with respect to the Offering Documents that, as of the date hereof, as at their respective dates of filing and as of the Time of Closing:

  (a)
  all information and statements in such documents (including information and statements incorporated by reference) (except the Goldcorp Information and the Underwriter Information, as the case may be) are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Shares as required by Applicable Securities Laws;

  (b)
  no material fact or information in such documents (including information and statements incorporated by reference) (except the Goldcorp Information and the Underwriter Information, as the case may be) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made;

  (c)
  except with respect to the Goldcorp Information and the Underwriter Information, the Canadian Prospectus and any Supplementary Material comply fully with the requirements of the Canadian Securities Laws other than as to non-material matters;

  (d)
  except with respect to the Goldcorp Information and the Underwriter Information, the Initial U.S. Registration Statement, the Amended U.S. Registration Statement, the U.S. Preliminary Prospectus, the U.S. Final Prospectus and any Supplementary Material comply fully with the requirements of the U.S. Securities Laws other than as to non-material matters; and

  (e)
  except as set forth or contemplated in the Canadian Prospectus or any Supplementary Material or as has otherwise been publicly disclosed, there has been no adverse material change (actual, anticipated, contemplated, proposed or threatened) in the business, affairs, prospects, operations, assets, liabilities (contingent or otherwise) capital or ownership of the Corporation on a consolidated basis since the end of the period covered by the Financial Statements.

        Such deliveries shall also constitute the Corporation's consent to the Underwriters' use of the Offering Documents in connection with the distribution of the Shares in compliance with this Agreement unless otherwise advised in writing.

(4)
Representations of Goldcorp as to Offering Documents

        Goldcorp represents and warrants to the Underwriters with respect to the Offering Documents that, as of the date hereof, as at their respective dates of filing and as of the Time of Closing, all Goldcorp Information contained in and/or incorporated by reference in such documents, as the case may be, is true and correct, in all material respects, and contains no misrepresentation and constitutes full, true and plain disclosure of all material facts relating to such matters furnished by Goldcorp or the Selling Shareholder and that no material fact or information has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the Goldcorp Information contained in such disclosure not misleading in light of the circumstances under which such statements were made.

(5)
Commercial Copies

        The Corporation shall cause commercial copies of the Canadian Preliminary Prospectus and the Canadian Final Prospectus in the English and French languages and the U.S. Preliminary Prospectus and the U.S. Final Prospectus to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by oral instructions to the printer of such documents. Such delivery of such documents shall be effected as soon as possible after filing thereof with the Canadian Securities Commissions and SEC, as applicable, but, in any event on or before noon (Toronto time) on the second business day after obtaining the receipt therefore, as applicable. Such deliveries shall constitute the consent of the Corporation to the Underwriters' use of the Canadian Preliminary Prospectus and the Canadian Final Prospectus for the distribution of the Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws and of the U.S. Preliminary Prospectus and the U.S. Final Prospectus for the distribution of the Shares in the United States in compliance with the provisions of Section 4 of this Agreement and U.S. Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material and hereby similarly consents to the Underwriters' use thereof. The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may reasonably request for use in connection with the distribution of the Shares.

(6)
Press Releases

        Subject to compliance with applicable law, during the period commencing on the date hereof and until completion of the distribution of the Shares, the Corporation will promptly provide to the Underwriters, Goldcorp and the Selling Shareholder drafts of any press releases of the Corporation for review by the Underwriters, Goldcorp and the Selling Shareholder prior to issuance.

Section 6    Material Change.

(1)
During the period from the date of this Agreement to the completion of the distribution of the Shares, the Corporation and Goldcorp (only to the extent of information pertaining to Goldcorp and in the case of Section 6(1)(c), the Goldcorp Information) covenant and agree with the Underwriters that they shall promptly notify the Underwriters in writing of:

(a)
any material change (actual, anticipated, contemplated or threatened);

(b)
any material fact which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(c)
any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Applicable Securities Laws.

        The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the

Applicable Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first obtaining from the Underwriters the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Corporation and Goldcorp (to the extent relevant to the Selling Shareholder) shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 6.

(2)
Change in Applicable Securities Laws

        If during the period of distribution of the Shares there shall be any change in Applicable Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation covenants and agrees with the Underwriters that it shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Supplementary Material with the appropriate Securities Commissions where such filing is required.

(3)
The Corporation will comply with the requirements of Form F-10, and will notify the Underwriters promptly, and confirm:

(a)
when any supplement to the Offering Documents or any Supplementary Material shall have been filed;

(b)
of any request by any Securities Commission to amend or supplement the Canadian Preliminary Prospectus or the Canadian Final Prospectus or for additional information or of any request by the SEC to amend the Initial U.S. Registration Statement, the Amended U.S. Registration Statement or to amend or supplement the U.S. Preliminary Prospectus or the U.S. Final Prospectus or for additional information;

(c)
of the issuance by the SEC of any stop order suspending the effectiveness of the Amended U.S. Registration Statement or of any order preventing or suspending the use of any of the U.S. Preliminary Prospectus or the U.S. Final Prospectus, or of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose; and

(d)
of the issuance by any Securities Commission or any Exchange of any order having the effect of ceasing or suspending the distribution of the Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose. The Corporation will use its reasonable commercial efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Shares or the trading in the shares of the Corporation and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Section 7    Regulatory Approvals.

        The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and the Selling Shareholder will pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Shares for offering and sale under the Applicable Securities Laws of such states and other jurisdictions (domestic or foreign) as the Underwriters may reasonably designate and in maintaining such qualifications in effect for so long as required for the distribution of the Shares; provided, however, that the Corporation shall not be obligated to file any prospectus, offering memorandum, or general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

Section 8    Representations and Warranties of the Corporation.

        The Corporation represents and warrants to each of the Underwriters that:

  (a)
  each of the Corporation and the Subsidiaries is a corporation constituted and validly existing under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be. No proceedings have been instituted or, to the knowledge of the Corporation, are pending for the dissolution or liquidation of the Corporation or the Subsidiaries;

  (b)
  each of the Corporation and the Subsidiaries has the requisite corporate power, authority and capacity to own, lease, or own and lease and to operate its property and assets including all material licences or other similar rights necessary to carry on the business customarily carried on by it as described in the Offering Documents;

  (c)
  the Corporation has no subsidiaries other than the Subsidiaries nor, except as disclosed in the Documents Incorporated by Reference, any investment or proposed investment in any person which, for the financial year ended December 31, 2006 accounted for or which, for the financial year ending December 31, 2007, is expected to account for, more than five percent of the consolidated assets or consolidated revenues of the Corporation or would otherwise be material to the business and affairs of the Corporation on a consolidated basis. The Corporation owns all of the issued and outstanding shares of the Subsidiaries, all of the issued and outstanding shares of each of the Subsidiaries are issued as fully paid and non-assessable shares, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than certain encumbrances relating to the credit agreement dated as of July 20, 2007 between the Corporation and The Bank of Nova Scotia, and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or the Subsidiaries of any interest in any of the shares in the capital of the Subsidiaries;

  (d)
  the Corporation and the Subsidiaries have each been conducting their business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business or in which its services are provided and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws and regulations;

  (e)
  the Corporation and the Subsidiaries hold all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on their business as described in the Canadian Prospectus and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect;

  (f)
  except as otherwise disclosed in the Offering Documents: (i) the Corporation and the Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to, all of the material property or assets thereof as described in the Documents Incorporated by Reference, and no other property or assets are necessary for the conduct of the business of the Corporation or the Subsidiaries as currently conducted, (ii) neither the Corporation nor the Subsidiaries knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit such property or assets, and (iii) neither the Corporation nor the Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

  (g)
  the Corporation is a reporting issuer under the Canadian Securities Laws of each of the Qualifying Jurisdictions, is not in default of any requirement of such Canadian Securities Laws and the Corporation is not included on a list of defaulting reporting issuers maintained by the Canadian Securities Commissions in the Qualifying Jurisdictions in which such lists are maintained;

  (h)
  the Corporation is in compliance in all material respects with its timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the TSX and the NYSE and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise) business, financial condition, capital or prospects of the Corporation and the Subsidiaries (taken as a whole) since December 31, 2006, which has not been publicly disclosed on a non-confidential basis and all the statements set forth in the Documents Incorporated by Reference were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Corporation has not filed any confidential material change reports since the date of such statements which remain confidential as at the date hereof;

  (i)
  each of the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, the sale of the Shares hereunder and the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Corporation including, without limitation, the Applicable Securities Laws and the policies, rules and regulations of the TSX and the NYSE; (B) the constating documents, by-laws or resolutions of the directors or shareholders of the Corporation which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or the Subsidiaries is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the Subsidiaries or a material portion of the property or assets thereof;

  (j)
  except as disclosed in the Offering Documents, neither the Corporation nor the Subsidiaries has approved, has entered into any binding agreement in respect of, or has any knowledge of:

  (i)
  the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiaries, whether by asset sale, transfer of shares or otherwise;

  (ii)
  the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or the Subsidiaries or otherwise) of the Corporation or the Subsidiaries; or

  (iii)
  a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation or the Subsidiaries;

  (k)
  the Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada and reconciled to generally accepted accounting principles in the United States as required by Form F-10 and present fully, fairly and correctly in all material respects, the financial condition of the Corporation and the Subsidiaries as at the dates thereof and the results of the operations and the changes in the financial position of the Corporation and the Subsidiaries for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and the Subsidiaries, and there has been no change in accounting policies or practices of the Corporation or the Subsidiaries since December 31, 2006, except as has been publicly disclosed in the Canadian Prospectus;

  (l)
  all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Corporation and the Subsidiaries have been paid, except where the failure to pay such taxes would not constitute an adverse material fact in respect of the Corporation or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect. No examination of any tax return of the Corporation or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries, in any case except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect;

  (m)
  the Corporation's auditors are independent public accountants as required under applicable Canadian Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102) between the Corporation and such auditors or, to the knowledge of the Corporation, any former auditors of the Corporation;

  (n)
  as of the close of business on January 30, 2008, the Corporation's authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preference shares, issuable in series, of which 222,934,237 Common Shares and no preference shares are issued and outstanding;

  (o)
  other than as set out in the Offering Documents or pursuant to the stock option plan of the Corporation, no person, firm or corporation has or will have at the Closing Date any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the issue or allotment of any unissued shares or securities of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding Common Shares;

  (p)
  other than as set out in the Offering Documents, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

  (q)
  except as disclosed in the Offering Documents, none of the officers or employees of the Corporation or of the Subsidiaries, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation or the Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation on a consolidated basis;

  (r)
  no legal or governmental proceedings or inquiries are pending to which the Corporation or the Subsidiaries is a party or to which its property is subject that, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation, the Subsidiaries or with respect to their properties and assets;

  (s)
  except as disclosed in the Offering Documents, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, the Subsidiaries, or their respective directors or officers, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the knowledge of the Corporation, there is no basis therefor and neither the Corporation nor the Subsidiaries are subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority which, either separately or in the aggregate, may have a Material Adverse Effect or would adversely affect the ability of the Corporation to perform its obligations under this Agreement;

  (t)
  no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Corporation in connection with the execution and delivery of or with the performance by the Corporation of this Agreement except (i) as disclosed in the Offering Documents, (ii) as will be obtained by the Corporation in compliance with the Canadian Securities Laws with regard to the distribution of the Shares, if any, in the Qualifying Jurisdictions, (iii) as will be obtained by the Corporation in compliance with the U.S. Securities Laws with regard to the distribution of the Shares, if any, in the United States, and (iv) those which have been obtained and provided to the Underwriters and their counsel;

  (u)
  neither the Corporation nor the Subsidiaries are in violation of their respective constating documents or in default of the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound;

  (v)
  each of the Corporation and the Subsidiaries owns or has the right to use under licence, sub-licence or otherwise all material intellectual property used by the Corporation and the Subsidiaries in its business, including copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights, free and clear of any and all encumbrances;

  (w)
  any and all of the agreements and other documents and instruments pursuant to which the Corporation and the Subsidiaries hold the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof. Neither the Corporation nor the Subsidiaries are in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged. To the knowledge of the Corporation, the properties and assets in which the Corporation or the Subsidiaries hold an interest or a right to earn an interest are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated and there has been no material default under any lease, licence or claim pursuant to which such properties are held. To the knowledge of the Corporation, none of the properties (or any interest in, or right to earn an interest in, any property) is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Documents Incorporated by Reference;

  (x)
  this Agreement has been duly authorized and executed and delivered by the Corporation and upon such execution and delivery shall constitute a valid and binding obligation of the Corporation and shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

  (y)
  all actions required to be taken by or on behalf of the Corporation, including the passing of all requisite resolutions of its directors, necessary to carry out its obligations hereunder, have been or will, by the Time of Closing, be completed;

  (z)
  other than as set out in the Documents Incorporated by Reference, neither the Corporation nor the Subsidiaries has made any loans to or guaranteed the obligations of any person;

  (aa)
  neither the Corporation nor the Subsidiaries occupy any premises as tenant or sub-tenant pursuant to a lease or owns any real property, it being acknowledged that the Corporation occupies its offices in Vancouver, British Columbia pursuant to the terms of the interim services agreement dated October 15, 2004, as amended, between the Corporation and Goldcorp and Silver Wheaton (Caymans) Ltd. occupies its offices in the Cayman Islands pursuant to the terms of a lease dated September 2007 between Silver Wheaton (Caymans) Ltd. and Governors Square Ltd.;

  (bb)
  the assets of the Corporation and the Subsidiaries and their business are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses or to the extent considered by the Corporation to be practical and appropriate, and such coverage is in full force and effect, and the Corporation has not failed to promptly give any notice of any material claim thereunder;

  (cc)
  the minute books and records of the Corporation and the Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation for the period from the date of incorporation to the date hereof are all of the minute books and records of the Corporation and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation;

  (dd)
  other than as disclosed in the Documents Incorporated by Reference, neither the Corporation nor the Subsidiaries has been in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, bylaws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively, the "Environmental Laws"), except where such violation would not have a Material Adverse Effect;

  (ee)
  without limiting the generality of Section 8(dd) immediately above, other than as disclosed in the Documents Incorporated by Reference, the Corporation and the Subsidiaries do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or the Subsidiaries or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor the Subsidiaries nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case except where such claim or judicial or administrative proceeding would not have a Material Adverse Effect;

  (ff)
  other than as disclosed in the Documents Incorporated by Reference, there are no orders, rulings or directives issued, pending or, to the best of the Corporation's knowledge, threatened against the Corporation or the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or the Subsidiaries, except where such orders, rulings or directives would not have a Material Adverse Effect;

  (gg)
  other than as disclosed in the Documents Incorporated by Reference, the Corporation and the Subsidiaries are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration activities) or non-compliance with Environmental Laws, except where such liability or non-compliance would not have a Material Adverse Effect;

  (hh)
  other than as disclosed in the Documents Incorporated by Reference, there has not been in the last two years and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict which could reasonably be expected to have a Material Adverse Effect, and the Corporation and the Subsidiaries are in compliance with all provisions of all federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, except where non-compliance with any such provisions would not have a Material Adverse Effect;

  (ii)
  no union has been accredited or otherwise designated to represent any employees of the Corporation or the Subsidiaries and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation or the Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Corporation's facilities and none is currently being negotiated by the Corporation or the Subsidiaries;

  (jj)
  the Documents Incorporated by Reference disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the "Employee Plans"), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

  (kk)
  the Corporation maintains, and will maintain, at all times until the distribution of the Shares by the Underwriters is completed, a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets;

  (ll)
  no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

  (mm)
  the Shares are listed and posted for trading on the TSX and the NYSE;

  (nn)
  the form and terms of the certificate for the Shares have been approved and adopted by the board of directors of the Corporation and do not conflict with any applicable laws and comply with the rules and regulations of the TSX and the NYSE;

  (oo)
  the Shares have been duly created and validly issued and are outstanding as fully paid Common Shares, and have not been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

  (pp)
  the Shares are qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans;

  (qq)
  CIBC Mellon Trust Company at its principal offices in the cities of Toronto, Ontario and Vancouver, British Columbia has been duly appointed as registrar and transfer agent for the Common Shares, and Mellon Investor Services LLC at its principal offices in Jersey City, New Jersey has been duly appointed as co-registrar and co-transfer agent for the Common Shares in the United States;

  (rr)
  all information which has been prepared by the Corporation and the Subsidiaries relating to the Corporation and the Subsidiaries and the business, property and liabilities thereof and either publicly disclosed, provided or made available to the Underwriters, including the Offering Documents and all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading;

  (ss)
  the Corporation has not completed any "significant acquisition", "significant disposition" nor is it proposing any "probable acquisitions" (as such terms are defined in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Canadian Prospectus pursuant to Canadian Securities Laws;

  (tt)
  the Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Final Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Shares that will not have been filed as required;

  (uu)
  to the knowledge of the Corporation, the Corporation is not aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred under Part XXIII — Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario);

  (vv)
  other than the Underwriters, there is no person acting or purporting to act at the request of or on behalf of the Corporation who is entitled to any brokerage or finder's fee in connection with the transactions contemplated by this Agreement;

  (ww)
  all of the material contracts and agreements of the Corporation and the Subsidiaries not made in the ordinary course of business (collectively, the "Material Contracts"), if required under the Applicable Securities Laws, have been filed with the applicable Securities Commissions. Neither the Corporation nor the Subsidiaries have received notification from any party claiming that the Corporation is in material breach or default under any Material Contract; and

  (xx)
  the Shares rank, and will continue to rank at the Time of Closing, equally in all respects with all other outstanding Common Shares.

Section 9    Representations, Warranties and Covenants of Goldcorp.

        Goldcorp represents and warrants to each of the Underwriters that:

  (a)
  each of Goldcorp and the Selling Shareholder is a corporation constituted and validly existing under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be, and no proceedings have been instituted or, to the knowledge of Goldcorp, are pending for the dissolution or liquidation of Goldcorp or the Selling Shareholder;

  (b)
  each of Goldcorp and the Selling Shareholder has the requisite corporate power, authority and capacity to (A) sell the Shares; and (B) enter into this Agreement and to carry out the provisions of this Agreement;

  (c)
  the execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary corporate action of both Goldcorp and the Selling Shareholder and this Agreement has been executed and delivered by each of Goldcorp and the Selling Shareholder and constitutes, and at the Time of Closing will constitute, a valid and binding obligation of each of Goldcorp and the Selling Shareholder, enforceable against Goldcorp and the Selling Shareholder in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

  (d)
  the transactions contemplated by this Agreement do not and will not result in a breach of or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to Goldcorp or the Selling Shareholder; (B) the constating documents, by-laws or resolutions of the directors or shareholders of Goldcorp or the Selling Shareholder which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which Goldcorp or the Selling Shareholder is a party or by which it is bound; or (D) any judgment, decree or order binding Goldcorp or the Selling Shareholder or a material portion of the property or assets thereof;

  (e)
  the execution and delivery of this Agreement, the fulfilment of the terms hereof by Goldcorp and the Selling Shareholder and the sale and delivery of the Shares at the Time of Closing does not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, Securities Commission or other third party, except such as have been obtained or such as may be required to be obtained by the Corporation under Applicable Securities Laws or stock exchange regulations;

  (f)
  the Selling Shareholder did not determine to dispose of the Shares on the basis of a material fact or material change with respect to the Corporation that has not been publicly disclosed or which is not disclosed in the Offering Documents and neither Goldcorp nor the Selling Shareholder are aware of such a material fact or material change;

  (g)
  there are no actions, proceedings or investigations (whether or not purportedly by or on behalf of the Selling Shareholder) current, pending or, to the best of Goldcorp's knowledge, threatened against or affecting the Selling Shareholder in relation to the Shares at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign;

  (h)
  as of the date hereof, other than as disclosed in the Offering Documents, no person, firm or corporation (except the Underwriters) has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase of any of the Shares owned by the Selling Shareholder;

  (i)
  all actions required to be taken by or on behalf of Goldcorp or the Selling Shareholder, including the passing of all requisite resolutions, so as to duly sell and deliver the Shares have been taken or will be taken on or before the Time of Closing;

  (j)
  as at the Time of Closing and prior to the delivery of the Shares to the Underwriters, the Selling Shareholder will be the registered holder and beneficial owner of the Shares;

  (k)
  as of the Time of Closing, the Selling Shareholder will have valid and marketable title to the Shares, free and clear of all liens, charges, pledges, security interests, encumbrances or other adverse claims whatsoever, other than those arising under this Agreement;

  (l)
  other than the Underwriters pursuant to this Agreement, there is no person acting or purporting to act at the request of Goldcorp or the Selling Shareholder who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein; and

  (m)
  it will make its management team available for due diligence investigations and provide such assistance in marketing the Offering, if required, as Macquarie and Genuity may reasonably request. Such costs and expenses shall be borne by Goldcorp.

Section 10    Covenants of the Corporation.

        The Corporation covenants and agrees with the Underwriters that the Corporation:

(1)
will advise the Underwriters, promptly after receiving notice thereof, of the time when the Offering Documents have been filed and receipts, as applicable, therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(2)
will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(a)
the issuance by any Securities Commission of any order suspending or preventing the use of the Offering Documents;

(b)
the suspension of the qualification of the Shares in any of the Qualifying Jurisdictions;

(c)
the institution, threatening or contemplation of any proceeding for any such purposes; or

(d)
any requests made by any Securities Commission for amending or supplementing the Offering Documents or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (a) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(3)
will use its reasonable best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws of each of the Qualifying Jurisdictions which have such a concept to the date which is one year following the Closing Date provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be a reporting issuer so long as the holders of Common Shares receive cash or securities of an entity which is listed on a stock exchange in Canada or such other exchange as may be agreed upon by the Corporation and the Underwriters or the holders of the Common Shares have approved the transaction;

(4)
will use its reasonable best efforts to maintain the listing of the Common Shares on the TSX and the NYSE or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, to the date that is one year following the Closing Date so long as the Corporation meets the minimum listing requirements of the TSX and the NYSE, as applicable, or such other exchange or quotation system provided that this covenant shall not prevent the Corporation from completing any transaction which would result in the Corporation ceasing to be listed on the TSX and the NYSE or such other recognized stock exchange or quotation system, so long as the holders of Common Shares receive cash or securities of an entity which is listed on a stock exchange in Canada or such other exchange as may be agreed upon by the Corporation and the Underwriters or the holders of the Common Shares have approved the transaction;

(5)
subject to compliance with applicable law, any press release of the Corporation relating to the Offering will be provided in advance to Macquarie and Genuity for their review;

(6)
will not issue or announce the issuance, sell or announce the sale, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, of any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares without the prior consent of Macquarie, acting reasonably, during a period commencing on the date of execution of this Agreement and ending 90 days after the Closing Date (other than: (a) the Shares; (b) Common Shares or securities convertible into or exchangeable for Common Shares issued in connection with: [Redacted];

(7)
agrees, unless it obtains the prior written consent of each Underwriter, and each Underwriter, severally and not jointly, agrees with the Corporation that, unless such Underwriter has obtained or will obtain, as the case may be, the prior written consent of the Corporation, the Corporation or such Underwriter, as the case may be, has not made and will not make an offer relating to the Shares that would constitute an "issuer free writing prospectus" or "free writing prospectus" as defined under Rule 433 under the U.S. Securities Act, or that would otherwise constitute an Issuer Free Writing Prospectus or Free Writing Prospectus whether or not required to be filed by the Corporation with the SEC or retained by the Corporation under Rule 433 under the U.S. Securities Act; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectuses included in Schedule "A" hereto. Any such Issuer Free Writing Prospectus or Free Writing Prospectus consented to by the Underwriters or the Corporation is hereinafter referred to as a "Permitted Free Writing Prospectus." The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping; and

(8)
will have the certificate of the Corporation, attached to the Canadian Prospectus, signed by a member of the Audit Committee of the Corporation as one of the two individuals signing on behalf of the Corporation's board of directors.

Section 11    Conditions of Closing

        The Underwriters' obligation to purchase the Shares pursuant to this Agreement shall be subject to the following conditions:

(1)
the Underwriters will receive, at the Time of Closing, favourable legal opinions dated the Closing Date, from the Corporation's special Canadian counsel, McCarthy Tétrault LLP, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the following matters:

(a)
the Corporation is a "reporting issuer", or its equivalent, in each of the Qualifying Jurisdictions and it is not listed as in default of any requirement of the Canadian Securities Laws in any of the Qualifying Jurisdictions in those jurisdictions where such lists are maintained;

(b)
the Corporation is a corporation validly existing under the laws of the Province of Ontario and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets;

(c)
the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preference shares, issuable in series;

(d)
the Corporation has all necessary corporate power and capacity to execute and deliver this Agreement and perform its obligations under this Agreement;

(e)
all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Canadian Preliminary Prospectus and the Canadian Final Prospectus and the filing thereof with the Canadian Securities Commissions;

(f)
all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(g)
the execution and delivery of this Agreement and the fulfilment of the terms hereof by the Corporation do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i)
the provisions of any law, statute, rule or regulation to which the Corporation is subject;

(ii)
the articles and by-laws of the Corporation;

(iii)
any resolutions of the shareholders or directors of the Corporation; or

(iv)
any judgment, order or decree, of which counsel is aware, of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation in Canada;

  (h)
  the rights, privileges, restrictions and conditions attaching to the Common Shares are accurately summarized in all material respects in the Canadian Final Prospectus;

  (i)
  all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to permit the Common Shares to be offered, sold and delivered in the Qualifying Jurisdictions by or through investment dealers or brokers duly registered under the applicable Canadian Securities Laws who comply with the relevant provisions of such laws and the terms of such registration;

  (j)
  the form and terms of the definitive certificate representing the Common Shares have been approved by the board of directors of the Corporation and comply in all material respects with the Business Corporations Act (Ontario) and the rules of the TSX;

  (k)
  CIBC Mellon Trust Company has been duly appointed as the transfer agent and registrar for the Common Shares and Mellon Investor Services LLC has been duly appointed as co-transfer agent and co-registrar for the Common Shares in the United States; and

  (l)
  the Shares will, on the Closing Date, be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans.

        In connection with such opinion, counsel to the Corporation may rely on the opinions of local counsel in the Qualifying Jurisdictions acceptable to the Underwriters, acting reasonably, as to the qualification for distribution of the Shares or opinions may be given directly by local counsel of the Corporation with respect to those items and as to other matters governed by the laws of jurisdictions other than the province in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others;

(2)
the Underwriters will receive, at the Time of Closing, favourable legal opinions dated the Closing Date from counsel to Goldcorp and the Selling Shareholder, Cassels Brock & Blackwell LLP, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the following matters:

(a)
each of Goldcorp and the Selling Shareholder is a corporation existing under the laws of the jurisdiction of its incorporation, amalgamation or continuance, as the case may be;

(b)
each of Goldcorp and the Selling Shareholder has all requisite corporate power and capacity to execute, deliver and perform its obligations under this Agreement;

(c)
all necessary corporate action has been taken by each of Goldcorp and the Selling Shareholder to authorize the execution and delivery of this Agreement and the performance of their respective obligations hereunder and this Agreement has been executed and delivered by each of Goldcorp and the Selling Shareholder and constitutes a legal, valid and binding obligation of each of Goldcorp and the Selling Shareholder, enforceable against each of Goldcorp and the Selling Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(d)
the execution and delivery of this Agreement, the fulfilment of the terms hereof by each of Goldcorp and the Selling Shareholder and the sale and delivery of the Shares to be sold at the Time of Closing do not and will not result in a breach of or default under, and do not and will not create a state of facts that, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles, by-laws or other constating documents or resolutions of the directors or shareholders of Goldcorp or the Selling Shareholder; and

(e)
such opinion shall additionally state that Cassels Brock & Blackwell LLP has participated in the preparation of the Canadian Prospectus, and in conferences with officers and other representatives of the Corporation, representatives of the independent chartered accountants of the Corporation, and representatives of the Underwriters at which the contents of the Canadian Prospectus were discussed, and, although such counsel are not passing upon and do not assume responsibility for the accuracy, completeness or fairness of the statements contained in the Canadian Prospectus, on the basis of the foregoing, no facts have come to such counsel's attention which caused such counsel to believe that:

    (A)
    the Canadian Preliminary Prospectus or any amendment thereto, as of its date, contained a misrepresentation (other than the financial statements and other financial information and the information derived from the reports of or attributed to persons named in the Canadian Preliminary Prospectus under the heading "Interest of Experts", included or incorporated by reference therein or omitted therefrom, as to which such counsel need not comment), or

    (B)
    the Canadian Final Prospectus or any amendment thereto, as of its date and as of the Time of Closing, contained a misrepresentation (other than the financial statements and other financial information and the information derived from the reports of or attributed to persons named in the Canadian Final Prospectus under the heading "Interest of Experts", included or incorporated by reference therein or omitted therefrom, as to which such counsel need not comment);

  in a form acceptable to the Underwriters, acting reasonably;

(3)
the Underwriters will receive, at the Time of Closing, the favourable legal opinion dated the Closing Date from Dorsey & Whitney LLP, United States counsel for the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to the following matters:

(a)
pursuant to Rule 467 promulgated under the U.S. Securities Act, the Amended U.S. Registration Statement filed in connection with the distribution and sale of the Shares in the United States is effective under the U.S. Securities Act; the Form F-X was filed with the SEC prior to the effectiveness of the Amended U.S. Registration Statement; the filing of the U.S. Preliminary Prospectus and the U.S. Final Prospectus or any supplement thereto pursuant to the requirements of Form F-10 have been made in the manner and within the time period required by Form F-10; and to such counsel's knowledge no stop order suspending the effectiveness of the Amended U.S. Registration Statement has been issued and, no proceedings for that purpose have been instituted or are pending or threatened by the SEC;

(b)
the Form F-X appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and rules and regulations promulgated thereunder;

(c)
the Amended U.S. Registration Statement and the U.S. Final Prospectus, excluding the documents incorporated by reference therein, and each amendment or supplement thereto (in each case, other than the financial statements and other financial information and the information derived from the reports of or attributed to persons named in the Final U.S. Prospectus under the heading "Interest of Experts", included or incorporated by reference therein, as to which such counsel need not comment) appear on their face to be appropriately responsive, in all material respects, to the requirements of Form F-10;

(d)
such counsel does not know of any contract or document required to be filed as an exhibit to the Amended U.S. Registration Statement or the U.S. Final Prospectus that has not been filed as required;

(e)
no consent, approval, authorization, license, order, or decree of, and no registration, qualification or filing with or notice to any court or governmental authority or agency of the United States or the State of New York, other than those required under state securities and blue sky laws (as to which such counsel need express no opinion) and other than as have been obtained under the U.S. Securities Act is necessary or required in connection with, and no law, rule or regulation of the United States or the State of New York will be violated or contravened by (i) the due authorization, execution and delivery of this Agreement, (ii) the distribution, sale and delivery of the Shares or (iii) the performance of their respective obligations under this Agreement, in each case by the Corporation, Goldcorp or the Selling Shareholder;

(f)
the statements in the U.S. Preliminary Prospectus, Disclosure Package and the U.S. Final Prospectus under the caption "Certain United States Federal Income Tax Considerations" insofar as such statements summarize legal matters discussed therein have been reviewed by such counsel and are accurate and fair summaries of such legal matters in all material respects;

  (g)
  the Corporation is not an "investment company" or an entity "controlled" by an "investment company" as such term is defined in the Investment Company Act of 1940;

  (h)
  such opinion shall additionally state that Dorsey & Whitney LLP has participated in the preparation of the Initial U.S. Registration Statement, the U.S. Preliminary Prospectus, the Disclosure Package, the Amended U.S. Registration Statement, the U.S. Final Prospectus, and in conferences with officers and other representatives of the Corporation, representatives of the independent chartered accountants of the Corporation, and representatives of the Underwriters at which the contents of the Initial U.S. Registration Statement, the U.S. Preliminary Prospectus, the Disclosure Package, the Amended U.S. Registration Statement and the U.S. Final Prospectus were discussed, and, although such counsel has not independently verified and is not passing upon and does not assume responsibility for the accuracy, completeness or fairness of the statements contained in the Initial U.S. Registration Statement, the U.S. Preliminary Prospectus, the Disclosure Package, the Amended U.S. Registration Statement or the U.S. Final Prospectus (except with respect to those matters to the extent set forth in opinion (f) above), on the basis of the foregoing, no facts have come to such counsel's attention which caused such counsel to believe that:

  (A)
  the Disclosure Package, as of the Applicable Time (other than the financial statements and other financial information and the information derived from the reports of or attributed to persons named in the Final U.S. Prospectus under the heading "Interest of Experts", included or incorporated by reference therein or omitted therefrom, as to which such counsel need not comment), included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or

  (B)
  the Amended U.S. Registration Statement (other than the financial statements and other financial information and the information derived from the reports of or attributed to persons named in the Final U.S. Prospectus under the heading "Interest of Experts", included or incorporated by reference therein or omitted therefrom, as to which such counsel need not comment) at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein not misleading, or

  (C)
  the U.S. Final Prospectus, as amended or supplemented prior to the Time of Closing (other than the financial statements and other financial information and the information derived from the reports of or attributed to persons named in the Amended U.S. Registration Statement under the heading "Interest of Experts", included or incorporated by reference therein or omitted therefrom, as to which such counsel need not comment), at the time the U.S. Final Prospectus was issued, at the time any such amended or supplemented prospectus was issued, or at the Time of Closing, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(4)
the Underwriters will receive, at the Time of Closing, a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, from Québec counsel to the Corporation, BCF LLP, regarding compliance with the laws of Québec relating to the use of the French language in connection with the documents (including the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Supplementary Material, other than with respect to Financial Information therein) to be delivered to purchasers in Québec;

(5)
the Underwriters will receive, at the Time of Closing, legal opinions from Stikeman Elliott LLP and Paul, Weiss Rifkind, Wharton & Garrison LLP, in form and substance satisfactory to the Underwriters acting reasonably;

(6)
the Underwriters will receive, at the Time of Closing, a certificate dated the Closing Date signed by the Vice President, Legal of the Corporation or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, in form and content satisfactory to the Underwriters, acting reasonably, certifying for and on behalf of the Corporation and without personal liability, with respect to:

  (a)
  the articles and by-laws of the Corporation;

  (b)
  the resolutions of the Corporation's board of directors relevant to the Offering Documents and the authorization of this Agreement and the transactions contemplated herein; and

  (c)
  the incumbency and signatures of signing officers of the Corporation;

(7)
the Underwriters will receive, at the Time of Closing, comfort letters dated the Closing Date from the auditors of the Corporation, Deloitte & Touche LLP, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two business days prior to the Closing Date the information contained in the comfort letter referred to in Section 5(1)(f) and (g) hereof;

(8)
the Underwriters will receive, at the Time of Closing, a certificate dated the Closing Date signed by the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation, or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries and after having carefully examined the Offering Documents, that:

(a)
the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

(b)
the representations and warranties of the Corporation contained herein are true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing after giving effect to the transactions contemplated hereby;

(c)
decision documents have been issued by the Canadian Securities Commissions in the Qualifying Jurisdictions for the Canadian Final Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Applicable Securities Laws or by any regulatory authority;

(d)
since the respective dates as of which information is given in the Offering Documents (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Subsidiaries on a consolidated basis, and (B) no transaction has been entered into by any of the Corporation or the Subsidiaries which is material to the Corporation on a consolidated basis, other than as disclosed in the Offering Documents, as the case may be;

(e)
there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Disclosure Package at the Applicable Time which fact or change is, or may be, of such a nature as to render any statement in the Disclosure Package at the Applicable Time misleading or untrue in any material respect or which would result in a misrepresentation in the Disclosure Package at the Applicable Time or which would result in the Canadian Final Prospectus or the U.S. Final Prospectus not complying with Applicable Securities Laws; and

(f)
the Corporation is a "reporting issuer" or its equivalent under the securities laws of each of the Qualifying Jurisdictions, is eligible in accordance with the provisions of NI 44-101 to file a short form prospectus with the Securities Commissions in the Qualifying Jurisdictions, is eligible to file a registration statement on Form F-10 with the SEC, and no material change relating to the Corporation on a consolidated basis having occurred since the date hereof with respect to which the requisite material change report has not been filed and no such disclosure has been made on a confidential basis that remains subject to confidentiality.

(9)
the representations and warranties of the Corporation, Goldcorp and the Selling Shareholder contained in this Agreement will be true and correct as of the Time of Closing as if such representations and warranties were made at and as of such time and all agreements, covenants and conditions required by this Agreement to be performed or complied with by the Corporation, Goldcorp or the Selling Shareholder will have been performed and complied with prior to that time;

(10)
the Underwriters will receive, at the Time of Closing, a certificate dated the Closing Date signed by the Chief Executive Officer and the Chief Financial Officer of Goldcorp, or such other senior officer(s) thereof as may be acceptable to the Underwriters, certifying for and on behalf of Goldcorp and the Selling Shareholder, and without personal liability, after having made due enquiries and after having carefully examined the Offering Documents, that:

(a)
Goldcorp and the Selling Shareholder have complied with all the covenants and satisfied all the terms and conditions of this Agreement on their part to be complied with and satisfied at or prior to the Time of Closing; and

(b)
the representations and warranties of Goldcorp and the Selling Shareholder contained herein are true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing after giving effect to the transactions contemplated hereby;

(11)
the Underwriters will receive, at the Time of Closing, a certificate dated the Closing Date signed by the Corporate Secretary and Director, Regulatory Compliance of Goldcorp, or such other senior officer(s) of Goldcorp as may be acceptable to the Underwriters, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(a)
the articles and by-laws of Goldcorp and the Selling Shareholder;

(b)
the resolutions of the board of directors of Goldcorp and the Selling Shareholder relevant to the sale of the Shares and the authorization of the other agreements and transactions contemplated herein; and

(c)
the incumbency and signatures of signing officers of Goldcorp and the Selling Shareholder;

(12)
the Underwriters will receive, at the Time of Closing, a certificate from CIBC Mellon Trust Company as to the number of Common Shares issued and outstanding as at a date no more than two business days prior to the Closing Date;

(13)
the Underwriters will receive, at the Time of Closing, a certificate of status or the equivalent (if applicable) in respect of the Corporation and the Subsidiaries issued by the appropriate regulatory authority in the jurisdiction in which the Corporation and the Subsidiaries are formed, which certificates shall be dated no more than two business days prior to the Closing Date;

(14)
the Underwriters will receive, at the Time of Closing, confirmation from the Corporation that it is not included on any list of defaulting reporting issuers maintained by the Securities Commissions in the Qualifying Jurisdictions in which such lists are maintained, and/or a certificate confirming the Corporation is a reporting issuer or equivalent from each Securities Commission in the Qualifying Jurisdictions that issues such certificates, as applicable;

(15)
prior to the time of closing, the Underwriters, the Corporation and Goldcorp (acting jointly, and not severally) shall enter into a lock-up agreement, in form and substance acceptable to the Underwriters, acting reasonably, whereby (i) Goldcorp shall covenant and agree, on its own behalf and on behalf of any subsidiary of Goldcorp that exercises control or direction over any securities of the Corporation (collectively, the "Goldcorp Entities"), that the Goldcorp Entities will not, from the date hereof to the date that is 90 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any such intention, whether through the facilities of a stock exchange, by private placement or otherwise, securities of the Corporation held by the Goldcorp Entities, if any remain, directly or indirectly, and (ii) the Corporation shall covenant and agree that it will not issue or announce the issuance or sell or announce the sale of any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares, for a period of 90 days following the Closing Date, without first obtaining the written consent of Macquarie on behalf of the Underwriters, which consent will not be unreasonably withheld (other than: (a) the Shares; (b) Common Shares or securities convertible into or exchangeable for Common Shares issued in connection with [Redacted];

(16)
prior to the Time of Closing, directors and officers of the Corporation, as the Underwriters may reasonably require, shall execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Corporation owned, directly or indirectly, by such directors or officers until the earlier of the 90th day following the Closing Date and the 30th day following the Closing Date where the Underwriters hold, as principal, less than 10 million Shares without the prior consent of Macquarie, such consent not to be unreasonably withheld;

(17)
at the Time of Closing, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Shares or any of the Corporation's issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or stock exchange in Canada or the United States;

(18)
the terms of this Agreement relating to the Underwriters' compensation shall have been approved, to the extent required, by the Financial Industry Regulatory Authority, Inc.;

(19)
the Underwriters having received, at the Time of Closing, a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, of Walkers, Cayman Islands counsel to the Corporation, in respect of Silver Wheaton (Caymans) Ltd., to the effect that:

(a)
Silver Wheaton (Caymans) Ltd. has been incorporated and is existing under the laws of its jurisdiction of incorporation, has not been dissolved and is qualified to do business under the laws of each of the jurisdictions in which the nature of its business or the property owned or leased by it makes such qualification necessary;

(b)
the Subsidiary has the corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Offering Documents; and

(c)
the Corporation is the registered owner of all of the issued and outstanding shares of the Subsidiary;

(20)
the Underwriters having received, at the Time of Closing, a favourable legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, of Noble & Scheidecker, Luxembourg counsel to the Corporation, in respect of Silver Wheaton Luxembourg s.a.r.l., to the effect that:

(a)
Silver Wheaton Luxembourg s.a.r.l. has been incorporated and is existing under the laws of its jurisdiction of incorporation, has not been dissolved and is qualified to do business under the laws of each of the jurisdictions in which the nature of its business or the property owned or leased by it makes such qualification necessary;

(b)
the Subsidiary has the corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Offering Documents; and

(c)
the Corporation is the registered owner of all of the issued and outstanding shares of the Subsidiary; and

(21)
the Underwriters having received at the Time of Closing such further certificates, opinions of counsel and other documentation from the Corporation, Goldcorp and the Selling Shareholder as may be contemplated herein or as the Underwriters or their counsel may reasonably require, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Time of Closing that is sufficient for the Corporation, Goldcorp or the Selling Shareholder to obtain and deliver such certificate, opinion or document.

Section 12    Closing

        The purchase and sale of the Shares shall be completed at the Time of Closing at the offices of Cassels Brock & Blackwell LLP in Toronto, Ontario or at such other place as Macquarie, Genuity and Goldcorp may agree upon. At the Time of Closing, the Selling Shareholder shall deliver to the Underwriters one or more definitive certificate(s) representing the Shares registered in the name of "CDS & Co." or in such other name or names as the Underwriters may notify Goldcorp in writing not less than 24 hours prior to the Time of Closing, against payment by the Underwriters to Goldcorp, at the direction of Goldcorp, of the aggregate purchase price for the Shares less an amount equal to the Commission and any expenses incurred and payable pursuant to Section 15, by wire transfer or, if permitted by applicable law, by certified cheque or bank draft, together with a receipt signed by Macquarie (on behalf of the Underwriters) for such definitive certificate(s) and for receipt of the Commission.

Section 13    Indemnification

(1)
The Corporation shall fully indemnify and save harmless each of the Underwriters and their respective affiliates, and the respective directors, officers, employees and agents thereof (collectively, the "Indemnified Parties" and individually an "Indemnified Party") from and against all losses (other than losses of profit), claims, actions, suits, proceedings, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties' counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)
the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Shares or any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Shares being or being alleged to be untrue, false or misleading;

(b)
any negligence or wilful misconduct by the Corporation relating to or connected with the distribution of the Shares;

(c)
any untrue statement or alleged untrue statement of a material fact contained in the Initial U.S. Registration Statement (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact required to be stated therein, in light of the circumstances under which they were made, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus, any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, including any Supplementary Material (including in any Documents Incorporated by Reference), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or any misrepresentation contained therein;

(d)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities regulator or other competent authority, not based upon the activities or alleged activities of the Underwriters, Goldcorp or the Selling Shareholder, based upon any untrue, false or misleading statement or omission or alleged untrue, false or misleading statement or omission or any misrepresentation or alleged misrepresentation made by the Corporation; and

(e)
the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws relating to or connected with the distribution of the Shares, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection, provided that, in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, this indemnity shall not apply.

(2)
Goldcorp and the Selling Shareholder, shall jointly and severally fully indemnify and save harmless each of the Indemnified Parties from and against all losses (other than losses of profit), claims, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties' counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to Goldcorp or the Selling Shareholder by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement and are caused by, or arising directly or indirectly from, or in consequence of:

  (a)
  the breach of, or default under, any term, condition, covenant or agreement of Goldcorp or the Selling Shareholder made or contained herein or in any other document of Goldcorp or the Selling Shareholder delivered pursuant hereto or made by Goldcorp or the Selling Shareholder in connection with the sale of the Shares or any representation or warranty of Goldcorp or the Selling Shareholder made or contained herein or in any other document of Goldcorp or the Selling Shareholder delivered pursuant hereto or in connection with the sale of the Shares being or being alleged to be untrue, false or misleading;

  (b)
  any negligence or wilful misconduct by Goldcorp or the Selling Shareholder relating to or connected with the sale by the Selling Shareholder of the Shares;

  (c)
  any untrue statement or alleged untrue statement of a material fact relating to the Goldcorp Information or the Mines Information contained in the Initial U.S. Registration Statement (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or arising out of any untrue statement or alleged untrue statement of a material fact relating to the Goldcorp Information or the Mines Information included in U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the Disclosure Package, the U.S. Final Prospectus, the Canadian Final Prospectus, any Issuer Free Writing Prospectus, any "issuer information" (as defined in Rule 433 of the U.S. Securities Act) or in any amendment thereof or supplement thereto, including any Supplementary Material (including in any Documents Incorporated by Reference), or the omission or alleged omission therefrom of a material fact relating to the Goldcorp Information or the Mines Information necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or any misrepresentation contained therein;

  (d)
  any order made or enquiry, investigation or proceedings commenced or threatened by any securities regulator or other competent authority, not based upon the activities or alleged activities of the Underwriters, based upon any untrue, false or misleading statement or omission or alleged untrue, false or misleading statement or omission or any misrepresentation or alleged misrepresentation made by Goldcorp or the Selling Shareholder; and

  (e)
  the non-compliance or alleged non-compliance by Goldcorp or the Selling Shareholder with any of the Applicable Securities Laws relating to or connected with the sale by the Selling Shareholder of the Shares, including non-compliance with any statutory requirement to make any document available for inspection;

  provided that, in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, this indemnity shall not apply.

(3)
If any claim contemplated by this Section 13 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 13 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation and/or Goldcorp, as applicable, as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Corporation or Goldcorp, as the case may be, under this Section 13 only to the extent that the Corporation or Goldcorp, as the case may be, is prejudiced by such failure). The Corporation or Goldcorp, as the case may be, shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Corporation or Goldcorp, as the case may be, and acceptable to the Indemnified Party, acting reasonably and no admission of liability shall be made by the Corporation or Goldcorp, as the case may be, or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Corporation or Goldcorp, as the case may be, in each case such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

  (a)
  the Corporation or Goldcorp, as the case may be, fails to assume the defence of such suit on behalf of the Indemnified Party within twenty days of receiving notice of such suit;

  (b)
  the employment of such counsel has been authorized by the Corporation or Goldcorp, as the case may be; or

  (c)
  the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Corporation or Goldcorp, as the case may be, and the Indemnified Party and the Corporation or Goldcorp, as the case may be, shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Corporation or Goldcorp, as the case may be, is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of cases (a), (b) or (c), the Corporation or Goldcorp, as the case may be, shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Corporation or Goldcorp, as the case may be, shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel (in addition to local counsel) for all Indemnified Parties in any jurisdiction. In no event shall the Corporation or Goldcorp, as the case may be, be required to pay the fees and disbursements of more than one set of counsel (in addition to local counsel) for all Indemnity Parties in respect of any particular claim or set of claims in one jurisdiction).

(4)
The Corporation and Goldcorp hereby acknowledge and agree that, with respect to Section 13 and Section 14 hereof, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Corporation and Goldcorp under Section 13 and Section 14 hereof with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries.

(5)
The rights of indemnity contained in this Section 13 shall not enure to the benefit of the Underwriters or any other Indemnified Party if (i) the Underwriters were provided with a copy of any Supplementary Material that corrects any misrepresentation that is the basis of a claim by a party against such Indemnified Party and that is required under the Applicable Securities Laws to be delivered to such party; and (ii) the person asserting the claim was not provided with a copy of such amendment or supplement.

Section 14    Contribution

  (a)
  In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 13 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation and Goldcorp shall severally, and not jointly, contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits or consequential damages) of the nature contemplated in Section 13 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) as between Goldcorp and the Underwriters, the relative benefits received by the Underwriters, on the one hand (being the Commission), and the relative benefits received by the Selling Shareholder, on the other hand (being the gross proceeds of the Offering) from the Offering, and (iii) as between the Corporation and the Underwriters, the relative fault of the Corporation on the one hand and the Underwriters on the other hand; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Commission or any portion thereof actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation or negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or negligence.

  (b)
  The rights to contribution provided in this Section 14 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that paragraph (a) of this Section 14 shall apply, mutatis mutandis, in respect of such other right.

  (c)
  Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section 14, except to the extent such party is materially prejudiced by the failure to receive such notice. The right to contribution provided in this Section 14 shall be in addition to, and not in derogation of, any other right to contribution that the Underwriters or the Corporation and Goldcorp may have by statute or otherwise by law.

  (d)
  The Corporation, Goldcorp and the Selling Shareholder hereby waive their respective right to recover contribution from the Underwriters or any other Indemnified Party with respect to any liability of the Corporation, Goldcorp or the Selling Shareholder, as the case may be, solely by reason of or arising out of any misrepresentation contained in the Offering Documents or any Supplementary Material, other than a misrepresentation included in reliance upon information furnished to the Corporation or Goldcorp by or on behalf of the Underwriters specifically for use therein or relating solely to the Underwriters. Each of the Corporation, Goldcorp and the Selling Shareholder hereby waive all rights of contribution that it may have against any Indemnified Party relating to any losses, claims, damages, liabilities, costs and expenses in respect of which the Corporation, Goldcorp or the Selling Shareholder, as the case may be, has agreed to indemnify the Indemnified Parties hereunder.

Section 15    Expenses

        Whether or not the purchase and sale of the Shares shall be completed, all expenses of or incidental to sale delivery of the Shares and of or incidental to all matters in connection with the transactions herein set out shall be borne by the Selling Shareholder and/or Goldcorp including, without limitation:

  (a)
  all expenses of or incidental to the sale or distribution of the Shares and the filing of the Offering Documents;

  (b)
  the reasonable fees and expenses of the auditors, counsel to the Corporation, Goldcorp and the Selling Shareholder and all local counsel (including GST on all of the foregoing) and the transfer agent for the Common Shares; and

  (c)
  all costs incurred in connection with the preparation, translation as applicable, filing and printing of the Offering Documents and the share certificates contemplated hereunder.

        For greater certainty, the Underwriters shall bear their own out-of-pocket and legal expenses, subject to Section 13 of this Agreement.

Section 16    All Terms to be Conditions

        The Corporation, Goldcorp and the Selling Shareholder severally agree that the conditions contained in Section 11 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation, Goldcorp or the Selling Shareholder, as applicable, and each of the Corporation, the Underwriters, Goldcorp and the Selling Shareholder will use its respective commercially reasonable efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in Section 11 that are in the control of the Corporation, Goldcorp or the Selling Shareholder, shall entitle the

Underwriters to terminate their obligation to purchase the Shares, by written notice to that effect given to the Corporation and Goldcorp at or prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Section 17    Termination by Underwriters in Certain Events.

(1)
Each Underwriter shall also be entitled to terminate its obligation to purchase the Shares by written notice to that effect given to the Corporation and Goldcorp at or prior to the Time of Closing if:

(a)
material change out — there shall occur any material change in the affairs of the Corporation, or there should be discovered any previously undisclosed material fact required to be disclosed in the Offering Documents or there should occur a change in a material fact contained in the Offering Documents, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Shares or any other securities of the Corporation;

(b)
disaster out — (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) (including matters of regulatory transgression or unlawful conduct) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX, the NYSE or any securities regulatory authority or any law or regulation is enacted or changed which in the opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or restrict the trading of the Common Shares or any other securities of the Corporation or materially and adversely affects or will materially and adversely affect the market price or value of the Common Shares or any other securities of the Corporation; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including terrorism) or any law or regulation which in the reasonable opinion of the Underwriters seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations, affairs or prospects of the Corporation and the Subsidiaries taken as a whole; and

(c)
any of the Corporation, Goldcorp or the Selling Shareholder is in breach of, default under or non-compliance with any material representation, warranty, term, condition or covenant of this Agreement.

(2)
If this Agreement is terminated by any of the Underwriters pursuant to Section 17(1), there shall be no further liability on the part of such Underwriter or of the Corporation or Goldcorp or the Selling Shareholder to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 13 and Section 14.

(3)
The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation, Goldcorp or the Selling Shareholder in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriters.

Section 18    Obligations of the Underwriters to be Several

        Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Shares shall be several and not joint. The percentage of the Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

Macquarie Capital Markets Canada Ltd.	—	20.83%
Genuity Capital Markets	—	20.83%
GMP Securities L.P.	—	20.83%
CIBC World Markets Inc.	—	7.29%
National Bank Financial Inc.	—	7.29%
RBC Dominion Securities Inc.		7.29%
Scotia Capital Inc.		7.29%
Canaccord Capital Corporation		4.175%
Merrill Lynch Canada Inc.		4.175%

        If an Underwriter (a "Refusing Underwriter") shall not complete the purchase and sale of the Shares (the "Defaulted Shares")which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the "Continuing Underwriters") shall be entitled, at their option, to purchase all but not less than all of the Defaulted Shares which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Shares to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the Defaulted Shares pursuant to the foregoing:

  (a)
  if the number of Defaulted Shares does not exceed 10% of the number of Shares to be purchased hereunder, the Continuing Underwriters shall be obligated, each severally, and not jointly, nor jointly and severally, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligation of all Continuing Underwriters, or

  (b)
  if the number of Defaulted Shares exceeds 10% of the number of Shares to be purchased hereunder, the Continuing Underwriters may, but shall not be obligated to purchase any of the Defaulted Shares and the Selling Shareholder may, but shall not be obligated to sell less than all of the Shares, and the Selling Shareholder and the Continuing Underwriters shall be entitled to terminate their respective obligations under this Agreement, in which event there shall be no further liability on the part of the Selling Shareholder or the Continuing Underwriters, except pursuant to the provisions of Section 13, Section 14 and Section 15. Nothing in this Agreement shall oblige any U.S. affiliate of any of the Underwriters to purchase the Shares. Any U.S. broker dealer who makes any offers or sales of the Shares to U.S. Persons will do so solely as an agent for an Underwriter.

Section 19    Notices

        Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

in the case of the Corporation, to:

Silver Wheaton Corp.
666 Burrard Street, Suite 3150
Vancouver, British Columbia
V6C 2X8
Attention:                 Chief Executive Officer
Facsimile No.:          604.684.3123

with a copy of any such notice to:

McCarthy Tétrault LLP
Suite 1300, Pacific Centre
777 Dunsmuir Street
Vancouver, British Columbia
V7Y 1K2
Attention:                 Cameron G. Belsher
Facsimile No.:          604.643.7900

and a copy to:

Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario
M5J 2S1
Attention:                 Gil Cornblum
Facsimile No.:          416.367.7371

in the case of Goldcorp and the Selling Shareholder, to:

Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, British Columbia
V6C 2X8
Attention:                 Chairman
Facsimile No.:          604.696.3001

with a copy of any such notice to:

Goldcorp Trading (Barbados) Ltd.
Suite 1A, Warrens West Centre
Warrens, St. Michael, Barbados
BB28000
Attention:                 Director
Facsimile No.:          1.246.425.1133

Cassels Brock & Blackwell LLP
Scotia Plaza
2100 - 40 King Street West
Toronto, Ontario
M5H 3C2
Attention:                 Paul M. Stein
Facsimile No.:          416.350.6949

in the case of the Underwriters, to:

Macquarie Capital Markets Canada Ltd.
181 Bay Street
Brookfield Place, Suite 3100
P.O. Box 830
Toronto, Ontario
M5J 2T3
Attention:                 Douglas Bell
Facsimile No.:          416.848.3699

and

Genuity Capital Markets
Bentall Tower 5
1068-550 Burrard Street
Vancouver, BC
V6C 2B5
Attention:                 Ted Hirst
Facsimile No.:          604.331.1446

and

GMP Securities L.P.
145 King Street West, Suite 300
Toronto, Ontario
M5H 1J8
Attention:                 Mark Wellings
Facsimile No.:          416.943.6110

and

CIBC World Markets Inc.
161 Bay Street, 6th Floor
Toronto, Ontario
M5J 2S8
Attention:                 Scott Smith

and

National Bank Financial Inc.
130 King Street West, Suite 3200
Toronto, Ontario
M5X 1J9
Attention:                 Dan Wilton

and

RBC Dominion Securities Inc.
South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario
M5J 2W7
Attention:                 Gordon Bell

Scotia Capital Inc.
40 King Street West, Box 4085, Station A
66th Floor
Toronto, Ontario
M5W 2X6
Attention:                 Marcus Chalk

and

Canaccord Capital Corporation
Brookfield Place
161 Bay Street, Suite 3000
P.O. Box 516
Toronto, Ontario
M5J 2S1
Attention:                 Jens J. Mayer

and

Merrill Lynch Canada Inc.
Brookfield Place, 181 Bay Street
Suite 400
Toronto, ON
M5J 2V8
Attention:                 Paul Allison

with a copy of any such notice to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9
Attention:                 Maurice Swan
Facsimile No.:          416.947.0866

and a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
United States
Attention:                 Andrew Foley
Facsimile No.:          212.757.3990

        The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by telecopy and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy on the first business day following the day on which it is sent.

Section 20    No Advisory or Fiduciary Relationship

        The Corporation, Goldcorp and the Selling Shareholder each acknowledge and agree that (a) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the public offering price of the Shares and any related discounts and commissions, is an arm's-length commercial transaction between the Corporation, Goldcorp and the Selling Shareholder on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering contemplated hereby and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation, Goldcorp or the Selling Shareholder or their shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation, Goldcorp or the Selling Shareholder with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation, Goldcorp or the Selling Shareholder on other matters) and no Underwriter has any obligation to the Corporation, Goldcorp or the Selling Shareholder with respect to the Offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, Goldcorp and the Selling Shareholder, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering contemplated hereby and the Corporation, Goldcorp and the Selling Shareholder have consulted their own respective legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.

Section 21    Miscellaneous

  (a)
  Except with respect to Section 13, Section 14, Section 17 and Section 18, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by Macquarie and Genuity, and Macquarie and Genuity shall in good faith discuss with the other Underwriters the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

  (b)
  This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters, Goldcorp, the Selling Shareholder and the Corporation and their respective successors and legal representatives.

  (c)
  This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

  (d)
  Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

  (e)
  The words, "hereunder", "hereof" and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Shares.

  (f)
  All representations, warranties, covenants and agreements of the Corporation, Goldcorp, the Selling Shareholder and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters, Goldcorp, the Selling Shareholder or the Corporation, as the case may be, regardless of any subsequent disposition of the Shares or any investigation by or on behalf of the Underwriters with respect thereto or a period ending on the later of: (i) the date that is two years following the Closing Date, and (ii) the latest date under the Applicable Securities Laws relevant to a substituted purchaser of the Shares (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that a substituted purchaser may be entitled to commence an action or exercise a right of rescission, with respect to a misrepresentation contained in the Offering Documents. The Underwriters, Goldcorp, the Selling Shareholder and the Corporation shall be entitled to rely on the representations and warranties of the Corporation, Goldcorp, the Selling Shareholder or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters,

    Goldcorp, the Selling Shareholder or the Corporation may undertake or which may be undertaken on their behalf.

  (g)
  Each of the parties hereto shall be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each such party of any such facsimile copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

  (h)
  This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

  (i)
  In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

  (j)
  In connection with the distribution of the Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

        If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,
MACQUARIE CAPITAL MARKETS CANADA LTD.	GENUITY CAPITAL MARKETS
(signed) "Doug Bell" Doug Bell	(signed) "Ted Hirst" Ted Hirst

GMP SECURITIES L.P.	CIBC WORLD MARKETS INC.
(signed) "Mark Wellings" Mark Wellings	(signed) "Scott Smith" Scott Smith

NATIONAL BANK FINANCIAL INC.	RBC DOMINION SECURITIES INC.
(signed) "Dan Wilton" Dan Wilton	(signed) "Gordon Bell" Gordon Bell

SCOTIA CAPITAL INC.	CANACCORD CAPITAL CORPORATION
(signed) "Marcus Chalk" Marcus Chalk	(signed) "Jens J. Mayer" Jens J. Mayer

MERRILL LYNCH CANADA INC.
(signed) "Paul Allison" Paul Allison

        The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

SILVER WHEATON CORP.
By:	(signed) "Peter Barnes" Authorized Signing Officer
GOLDCORP INC.
By:	(signed) "Kevin McArthur" Authorized Signing Officer
GOLDCORP TRADING (BARBADOS) LTD.
By:	(signed) "Lindsay Hall" Authorized Signing Officer

SCHEDULE "A"

ISSUER FREE WRITING PROSPECTUSES

1.
None.

QuickLinks

UNDERWRITING AGREEMENT
SCHEDULE "A" ISSUER FREE WRITING PROSPECTUSES